UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2024

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by utilising Artificial Intelligence (AI) technologies and partnerships in our business; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	First Quarter Trading Update dated 25 April 2024, prepared by WPP plc.

First Quarter Trading Update

Q1 performance in line with expectations. 2024 guidance reiterated. Strong progress on strategic initiatives across Burson, GroupM and VML

Key figures
First Quarter	£ million	+/(-) % reported1	+/(-) % LFL2
Revenue	3,412	(1.4)	2.1
Revenue less pass-through costs	2,687	(5.0)	(1.6)

●      Q1 revenue -1.4%; LFL revenue +2.1%

●      Q1 LFL revenue less pass-through costs -1.6% (Q1 2023: +2.9%) with growth in the UK and Western Continental Europe offset by declines in North America and Asia Pacific, which saw strong growth in India offset by a decline in China

●      Global Integrated Agencies revenue less pass-through costs declined 0.7%, with 2.4% growth in GroupM offset by a 3.3% decline at integrated creative agencies with the loss of assignments at a healthcare client and reduced spend at technology companies

●      New client assignment wins from AstraZeneca, Canon, Molson Coors, Daiichi Sankyo, Nestlé, Perfetti, Perrigo, Rightmove and Telefónica. Q1 net new billings of $0.8bn (Q1 2023: $1.5bn)

●      Strong progress on the strategic initiatives laid out at our CMD in January. Burson, GroupM and VML on track to deliver targeted in-year savings and well-placed to benefit from a strong pipeline

●      Continued strategic progress on AI initiatives. WPP Open adopted by over 50,000 of our people and at the heart of Nestlé Oceania, ASEAN and Nestlé Health Science US wins. Collaboration with Google to integrate Gemini 1.5 Pro in WPP Open announced in April. WPP named NVIDIA Industry Innovation Partner of the Year in EMEA

●      2024 guidance reiterated: LFL revenue less pass-through costs growth expected to be 0-1%; with headline operating margin improvement of 20-40bps (excluding the impact of FX)

Mark Read, Chief Executive Officer of WPP, said:

"The first quarter of 2024 was very much in line with our expectations with performance reflecting the toughest comparator of the year.

"Strategically, we have progressed well on the priorities set out at our Capital Markets Day at the end of January. We've rolled out multiple AI tools through our intelligent marketing operating system WPP Open, including the latest foundation models from Bria, Google and OpenAI, and at Google Cloud Next we launched our Performance Brain to predict the best-performing content ahead of campaigns going live. These products are being deployed at scale, together with investment in training for our people. WPP Open was also at the heart of our most recent new business successes, including major media wins with Nestlé.

"Structurally, VML is now well established and is on track to deliver savings. GroupM is progressing well with its simplification and Burson will be operational in July. I'm very pleased with the progress we are making and we are already seeing the benefits of a simpler and more agile structure for our clients.

"Our outlook for the full year is reiterated. We remain on track to return to growth in the balance of the year, supported by an encouraging new business pipeline and the strength of our business creatively and in media, both powered by new AI capabilities, while our simpler structure will drive organisational flexibility and stronger cash conversion."

For further information:

Investors and analysts
Tom Waldron	+44 7788 695864
Anthony Hamilton	+44 7464 532903
Caitlin Holt	+44 7392 280178
irteam@wpp.com
Media
Chris Wade	+44 20 7282 4600
Richard Oldworth	+44 7710 130 634
Buchanan Communications	+44 20 7466 5000
press@wpp.com

wpp.com/investors

1. Percentage change in reported sterling.

2. Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results from continuing operations, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. Throughout the commentary in this release growth rates are LFL unless stated otherwise.

Overview

Revenue in the first quarter was £3.4bn, down 1.4% from £3.5bn in Q1 2023, and up 2.1% like-for-like. Revenue less pass-through costs was £2.7bn, down 5.0% from £2.8bn in Q1 2023, and down 1.6% like-for-like.

£ million	Q1 2024	% reported	% FX	% M&A	% LFL
Revenue	3,412	(1.4)	(4.2)	0.7	2.1
Revenue less pass-through costs	2,687	(5.0)	(3.9)	0.5	(1.6)

Business segment review3 - revenue less pass-through costs

£ million	Q1 2024	Q1 2023	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,202	2,305	(4.5)	(0.7)
Public Relations	276	292	(5.5)	(3.3)
Specialist Agencies	209	232	(9.9)	(7.6)
Total Group	2,687	2,829	(5.0)	(1.6)

Global Integrated Agencies: GroupM, our media planning and buying business, saw growth in revenue less pass-through costs of 2.4% in Q1 (Q1 2023: +6.1%), with continued growth in client investment in media, partially offset by the impact of US client assignment losses from prior years and lower spending by technology clients.

Other Global Integrated Agencies declined 3.3% (Q1 2023: +0.7%), also impacted by lower year-on-year spending by technology clients and the first full quarter impact of the loss of Pfizer creative assignments. Against that backdrop, VML and AKQA declined in the quarter, with continued growth at Hogarth and Ogilvy, supported by recent client wins.

Public Relations: BCW and Hill & Knowlton, which together will merge to form Burson in July, saw a combined decline due to the loss of Pfizer assignments and the impact of macroeconomic uncertainty on client spending. FGS Global grew against a tough comparison.

Specialist Agencies: Landor, Design Bridge and Partners, and a number of our smaller specialist agencies continued to be affected by delays in project-based spending. CMI Media Group, our specialist healthcare media planning and buying agency, continued to grow well, building on strong prior year performance.

3. Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies.

Regional review - revenue less pass-through costs

£ million	Q1 2024	Q1 2023	+/(-) % reported	+/(-) % LFL
N. America	1,055	1,150	(8.3)	(5.2)
United Kingdom	383	377	1.6	0.3
W Cont. Europe	556	558	(0.4)	3.3
AP, LA, AME, CEE	693	744	(6.9)	(0.6)
Total Group	2,687	2,829	(5.0)	(1.6)

North America had a challenging quarter as expected, declining 5.2% due to a year-on-year reduction in spend from technology clients, the loss of Pfizer at our creative agencies, and client assignment losses at GroupM. We continue to expect our strategic actions to drive improved performance in the region across the balance of 2024.

The United Kingdom grew 0.3% against a tough comparison (Q1 2023: +7.4%) with growth in CPG offsetting declines in technology client spend. Western Continental Europe saw strength in France and Spain offset by a decline in Germany.

Rest of World declined 0.6% primarily due to a decline in Asia Pacific of 3.2%. Growth in India of 6.6%, reflecting last year's strong new business momentum, was offset by a 15.4% decline in China, due to a challenging macro and client environment.

There was continued growth in Latin America (+2.3%) and Middle East & Africa (+7.8%). Central & Eastern Europe was flat (-0.1%).

Top five markets - revenue less pass-through costs

% LFL +/(-)	USA	UK	Germany	China	India
Q1 2024	(5.4)	0.3	(1.9)	(15.4)	6.6

Client sector review

Client sector - revenue less pass-through costs

Q1 2024	% share, revenue less pass-through costs4	% LFL +/(-)
CPG	28.0	9.5
Tech & Digital Services	17.1	(9.0)
Healthcare & Pharma	11.6	(8.2)
Automotive	10.6	(0.7)
Retail	8.9	(9.1)
Telecom, Media & Entertainment	6.8	6.8
Financial Services	6.2	(0.9)
Other	4.7	(14.8)
Travel & Leisure	3.7	4.0
Government, Public Sector & Non-profit	2.4	(6.6)

4. Proportion of WPP revenue less pass-through costs in Q1 2024; table made up of clients representing 77% of WPP total revenue less pass-through costs.

Operating and strategic progress

Lead through AI, data and technology

At the Capital Markets Day in January, WPP set out its strategy to leverage its first-mover advantage in applying AI to marketing. During the quarter we continued to invest in WPP Open, our intelligent marketing operating system powered by AI, as part of our annual investment of £250m in AI, data and tech. WPP Open is already used by more than 50,000 of our people and adopted by key clients, including The Coca-Cola Company and L'Oréal. Most recently, WPP Open was leveraged in a bespoke agency model, OpenMind, to win media assignments at Nestlé Oceania, ASEAN and Nestlé Health Science US.

In April, WPP announced a collaboration with Google Cloud to integrate Google's Gemini 1.5 Pro models with WPP Open, with a range of Gemini powered applications demoed during the keynote session of the annual Google Cloud Next conference, including WPP Open Creative Studio and an upgraded AI Performance BrainTM.

WPP was proud to be recognised by the NVIDIA Partner Network as the Industry Innovation Partner of the Year in EMEA.

Accelerate growth through the power of creative transformation

Creativity is what sets WPP apart, and when combined with AI, technology, data and the largest global media platform, we have an unparalleled offer to clients.

During the quarter, WPP topped the WARC Media 100 for the seventh year running and topped the WARC Creative 100 for the second consecutive year. All three of WARC's top creative directors work at WPP agencies. WPP also topped The Drum's World Creative Rankings 2024 for the third year in a row.

Ogilvy was named the 2024 Global Agency Network of the Year by Ad Age and also topped both the WARC Effective 100 and Creative 100 rankings. VML was third in the WARC Creative 100. Mindshare New York was named the number one media agency in the WARC Effective 100 rankings.

VML's 'Waiting to Live' campaign with NHS Blood and Transplant won two Gold Clio awards.

At this year's Super Bowl, WPP integrated creative agencies were responsible for 12 of the 57 advertising spots shown during coverage of the game. GroupM secured the media for 19 spots.

Build world-class, market-leading brands

Good progress has been made on each of our strategic initiatives with integration and cost actions relating to VML expected to be broadly complete in early Q2. The GroupM simplification and Burson merger also remain on track.

Across all three agencies, we have a strong pipeline of new business and we are encouraged by conversion in Q1.  VML won a global assignment for Perrigo and a US assignment from Daiichi Sankyo and AstraZeneca for their medicine Enhertu in breast cancer. GroupM won Nestlé Oceania, ASEAN and Health Sciences in the US and Burson won Kellanova.

GroupM agency Wavemaker was named the number one global media agency network in the COMvergence Final 2023 Global New Business Barometer with a total new business value of $2.4bn including retentions.

Execute efficiently to drive financial returns through margin and cash

As well as the initiatives above we are making good progress against our enterprise IT roadmap and workforce optimisation across finance and IT.

In the UK, Workday HCM access was rolled out across more than 10,000  employees. In the US, VML and GroupM ERP deployment plans are tracking in line with our plans. Several smaller markets in EMEA are preparing for the rollout of Maconomy in the second quarter.

Our cloud migration continues at pace with over 50% of legacy on-premise workloads migrated to the cloud by the end of Q1, with three more data centres closed in Germany, North America and Brazil during the period.

No new campuses were opened in the quarter, but several new campus openings are planned for the second half of 2024.
Purpose and ESG

WPP's purpose is to use the power of creativity to build better futures for our people, planet, clients and communities. Read more on the ways WPP is working to deliver against its purpose in our 2023 Sustainability Report.

Balance sheet highlights

Average adjusted net debt in the first three months of 2024 was £3.5bn, compared to £3.4bn reported in the first quarter of 2023, with no material impact from FX.

Adjusted net debt at 31 March 2024 was £4.0bn, against £3.9bn as at 31 March 2023.

In March, WPP issued two bonds as part of a planned refinancing of two upcoming debt maturities, issuing a €600m 3.625% bond due 2029 and a €650m 4.0% bond due 2033.

Outlook

We are reaffirming our guidance for 2024 as follows:

Like-for-like revenue less pass-through costs growth of 0-1%. Headline operating margin improvement of 20-40bps (excluding the impact of FX)

Other 2024 financial indications:
●     Mergers and acquisitions will add 0.5-1.0% to revenue less pass-through costs growth
●     FX impact: current rates (at 19 April 2024) imply a c.1.1% drag on FY 2024 revenue less pass-through costs, with no meaningful impact expected on FY 2024 headline operating margin
●     Headline income from associates and non-controlling interests at similar levels to 2023
●     Net finance costs of around £295m
●     Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 28%
●     Capex of around £260m
●     Cash restructuring costs of around £285m
●     Working capital expected to be broadly flat year-on-year

Medium-term targets

In January 2024, we presented an updated medium-term financial framework including the following three targets:

●     3%+ LFL growth in revenue less pass-through costs
●     16-17% headline operating profit margin
●     Adjusted operating cash flow conversion of 85%+5

5. Adjusted operating cash flow divided by headline operating profit.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Company's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.
Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.
Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 25 April 2024	By: ______________________
Balbir Kelly-Bisla
Company Secretary